

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Osvaldo Flores
Chief Executive Officer
Century Therapeutics, Inc.
3675 Market Street
Philadelphia, Pennsylvania 19104

> **Re: Century Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 26, 2021**
> **CIK No. 0001850119**

Dear Dr. Flores:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 26, 2021

Prospectus Summary, page i

1. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by iPSC-derived NK and T therapeutics and CRISPR-HDR technology.

Our pipeline, page iii

2. We note the inclusion of your Discovery Platform in your pipeline table on pages iii and 86. Given the stage of development of the program, it does not appear material to the company at this time. Therefore, please remove the program from the pipeline table.

Our team, page v

3.   We note that your website lists Dr. Hiromitsu Nakauchi, M.D., Ph.D. as a Scientific Co-Founder of the company. Please explain whether Dr. Nakauchi remains involved in the company and, if so, in what capacity. If material, please include disclosure regarding his role and compensation, as appropriate.

Risk factors, page 1

4.   We note your disclosure on page 38 of the risks related to the potential termination of any of your license agreements with FCDI and other licensors. Given the bullet point on page v which states that you are highly dependent on your strategic relationships and collaborations and any termination or loss of significant rights under such arrangements with your strategic partners could seriously harm your business, please also add disclosure in this section with respect to the risks related to the potential breach or termination of other material agreements, such as your collaboration and manufacturing agreements with FCDI.

Market and industry data, page 59

5.   We note your statement cautioning investors not to give undue weight to estimates or projections included in the prospectus and your statement that you have not independently verified the accuracy or completeness of the data contained in industry publications and reports. These statements may imply an inappropriate disclaimer of responsibility with respect to the third party information; therefore, either remove the potential disclaiming language or clearly state in this section that you are liable for such information.

Selected consolidated financial data, page 67

6.   Please provide historical earnings and units per share information. In addition, provide pro forma earnings per share information for the latest year and any subsequent interim periods to give effect to (i) the 2021 Reorganization; (ii) the automatic conversion of all your preferred stock outstanding into 85,865,789 shares of your common stock upon the closing of the offering; and (iii) the reverse stock split to be effected prior to the closing of this offering. Provide a footnote that explains the nature of the pro forma earnings per share information and how it was calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation
Common Stock Valuations, page 81

7.   Once you have an estimated offering price or range, please explain to us how Prior Century determined the fair value of the awards underlying their equity issuances granted

to the Company's employees. Address the reasons for any differences between recent equity valuations of Prior Century and the Company leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation. Please discuss with the staff how to submit your response.

Advantages of our proprietary Allo-Evasion technology, page 95

8. Please revise the graphics on pages 95 and 112 to include labels and units for both axes, where applicable.

Our development candidates, page 104

9. We refer to your disclosure on page 104 that you believe your program will continue the advancement of your iT cell platform to generate safe and efficacious iPSC-derived cell therapies for different tumor indications. We also note your disclosure on page 113 that you believe that CNTY-101 addresses "unmet needs for an off-the-shelf, safe and effective cell therapy offering an improved therapeutic profile." Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including those cited above.

Licensing, partnerships and collaborations, page 118

10. Please provide the current expiration date for the last-to-expire patent licensed under the Differentiation License and the Reprogramming License agreements with FCDI, the WARF License, the iCELL sublicense agreement and the Empirica License agreement. Please also disclose the duration of the license agreement you granted FCDI to manufacture or practice developments made by you both in Japan and worldwide.

11. Please disclose the royalty term under your Reprogramming License agreement with FCDI (as required by the WARF License) and the Empirica License agreement.

12. Please include disclosure in the Business section and expand your disclosure on page 71 in the MD&A section to include the material terms of the master services agreement with Distributed Bio, Inc. We refer to your disclosure on page F-19, but did not note any further references in the prospectus. Please also file the master services agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.

13. We note your disclosure on page 120 that Bayer was granted a right of first refusal under the Option Agreement to submit bids for the transfer, sale or license of certain product candidates comprised of allogeneic iPSC-derived natural killer cells among others (or the "Research Products"). Given that your pipeline includes product candidates that may include iPSC-derived natural killer (or iNK) therapeutics, please clarify if the Research Products would include any of the product candidates listed in the pipeline table on page

iii and if so, please revise your disclosure to highlight this arrangement in the Summary and also in the Risk Factor disclosure on page 4.

Intellectual Property, page 121

14.   We note your disclosure on page 124 regarding the sublicense to patents owned by WARF with respect to the "Thompson Factors." Please also disclose the type of patent protection provided to this sublicense.

15.   We note your disclosure that you license a patent portfolio covering the composition, production and use of the CRISPR-MAD7 gene-editing technology from Inscripta, Inc. on a non-exclusive basis. Please disclose the applicable jurisdiction of those patents. Please also file the license agreement as an exhibit to this registration statement as required by Item 601(b)(10) of Regulation S-K or explain to us why it is not material.

16.   You disclose on page 125 that you license from FCDI a portfolio of six patent families relating to the differentiation of iPSC cells, but we note your disclosure of only five issued U.S. patents. Please confirm and expand your disclosure to include all patents in the six patent families, along with the type of patent protection provided, expiration dates and applicable jurisdictions. Consider adding tabular disclosure in addition to the narrative for ease of use.

Century Therapeutics, LLC and Subsidiary Financial Statements
Consolidated statements of operations and comprehensive loss, page F-4

17.   Please present historical net loss per units and net loss per share information and provide the disclosures required by ASC 260-10-50. Refer to ASC 260-10-15-2.

Note 3. Initial Capitalization, page F-13

18.   We note that on June 21, 2019, Prior Century and Bayer entered into a commitment agreement to initially capitalize the Company. Please address the following:

- We note that in exchange for issuing 67,226,891 common units to Prior Century, the Company acquired substantially all of Prior Century's assets, assumed all of its liabilities and assumed the operations of Prior Century and after Bayer's cash contributions to the Company, Prior Century owned 78% of the Company's equity interests. We further note that notwithstanding its 78% equity interest, Prior Century accounts for its investment in the Company under the equity method of accounting. With reference to specific terms of Bayer's approval and veto rights, please tell us and expand your disclosures to clarify how you determined that Prior Century did not retain control the Company; and
- Provide us with a sufficiently detailed explanation of how your determined the fair value of the 67,226,891 units issued to Prior Century. Expand your disclosures herein, or within your Common Stock Critical Accounting Policies section, to clarify.

19.   We note the relative fair value allocation of the transaction costs resulted in $225 million of in-process research and development (IPR&D). Please expand your disclosures herein, or within Management's Discussion and Analysis, to describe the significant IPR&D projects acquired.

Note 14. Stock-based compensation, page F-22

20.   Please disclose the fair value of Prior Century's shares underlying its options issued to the Company's employees during the periods presented and how you determined such fair values. Please address how you took into consideration the fair value of the Company's equity interests as determined in connection with its initial capitalization as discussed in Note 3. In this regard, we note that subsequent to the initial capitalization of the Company, Prior Century has no significant operations other than its investment in the Company.

General

21.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

 You may contact Christine Torney at 202-551-3652 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael Bushey, Esq.